================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



================================================================================

         This Amendment No. 1 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998 with respect to shares of Common Stock, par value $1.00 per share, of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit
(a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

(e) On March 5, 1998, Paul Liebhard, an alleged stockholder of the Company (the "Plaintiff"), filed a class action complaint (the "Complaint") against Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan and the Company in the Court of Chancery in the State of Delaware in and for New Castle County (the "Liebhard Action"). Plaintiff purports to bring the Liebhard Action on behalf of all common stockholders of the Company (the "Class") and seeks the certification of Plaintiff as representative of the Class. In the Liebhard Action, Plaintiff alleges that (i) the terms of the Offer and the Merger are intrinsically unfair and inadequate from the standpoint of the stockholders of the Company, (ii) the Board of Directors of the Company failed to make an informed decision as to the Offer and the Merger and (iii) the Board of Directors violated their fiduciary duties of care and loyalty owed to the Company stockholders. The Liebhard Action seeks (i) injunctive relief enjoining the Company and its Board of Directors from proceeding with the Offer and the Merger, (ii) in the event that the Offer and the Merger are consummated, the recission of such transactions and rescissory damages,
         (iii) compensatory damages and (iv) the Plaintiff's costs and disbursements. The foregoing description of the Liebhard Action is qualified in its entirety by reference to the Complaint, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(10) Class Action Complaint in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan and A.P. Green Industries, Inc., filed in the Delaware Court of Chancery on March 5, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 1998



                                    GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                                    BY: /s/ GRAHAM L. ADELMAN
                                       -----------------------------------------
                                       Name:  Graham L. Adelman
                                       Title: Senior Vice President, General
                                               Counsel and Secretary


                                    BGN ACQUISITION CORP.


                                    BY: /s/ GRAHAM L. ADELMAN
                                       -----------------------------------------
                                       Name:  Graham L. Adelman
                                       Title: Senior Vice President